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Exhibit 14

BOISE'S CODE OF ETHICS

Integrity is one of Boise's core values.

        That means we will do the right thing and will act honestly, fairly, and in accordance with all laws applicable to our operations. We will treat our fellow employees and associates with the utmost respect and courtesy, deal with our customers and vendors fairly, and avoid conflicts of interest in personal and professional relationships. In addition we will comply with the specific ethical standards in this Code.

Applicability

        This Code of Ethics applies to all officers, directors, employees, associates, and agents of the company and of any company that we own or manage.

Health and Safety

        We are committed to providing a safe and healthy workplace.

Environment

        Our operations should never pose any significant risk to public health or the environment. We will comply with the letter and the spirit of all environmental laws and regulations and act as a good steward of our timberlands. When appropriate, we will use appropriate supply chain management techniques to extend our environmental values to our procurement of raw materials and finished products.

Accounting Records; Full Disclosure; Improper Payments

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  We will maintain complete and accurate books of account. Our financial records will comply with applicable laws, rules, regulations, and accounting standards and will not contain false, artificial, or misleading entries.

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  We will make full, fair, timely, and understandable disclosure of our financial results and condition and other material events or matters specifically called for under securities regulations.

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  We will not pay bribes or kickbacks or falsely document any payment or transaction.

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  We will use adequate internal control procedures to ensure that our record keeping and financial disclosures meet our obligations.

Company Information and Assets

        We will use company assets only for company purposes and will take all reasonable steps to protect those assets from loss, damage, or unauthorized access or use by others. This standard applies to both physical assets and to company information.

Corporate Opportunities

        Associates, employees, officers, directors and agents of Boise will not:

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  Appropriate business opportunities presented to the company;

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  Use their positions with the company or use company information or property for personal gain;

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  Compete with Boise.

Conflicts of Interest

        Associates, employees, officers, directors, and agents are all required to be free from actual or apparent conflicts of interest.

Stock and Insider Trading

        Neither the company nor any of its officers, directors, associates, or employees will trade in the company's stock or other securities while in possession of material undisclosed information concerning the company. We will not engage in selective disclosure of material information to members of the securities industry or others.

Legal Compliance

        It is our policy to comply at all times with the laws and regulations that apply to our business.

Equal Opportunity and Harassment

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  We will provide equal employment opportunities to all job applicants and employees without regard to race, religion, color, gender, age, national origin, citizenship, physical or mental disability, sexual orientation, or veteran status.

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  We will seek to maintain a diversified workforce by encouraging the hiring of persons of color, women, disabled individuals, and veterans.

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  We will provide a professional work environment free from harassing behavior.

Gifts and Business Courtesies

        Neither the company nor any of its officers, directors, employees, associates, or agents will give or accept business gratuities which are improper or create an appearance of impropriety for the giver or receiver of the gift.

Governmental Affairs

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  The company will participate in the political process, but such participation will comply with the letter and spirit of laws applicable to such activities.

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  Associates, employees, officers, and directors are encouraged to participate in the political process, but they are required to make it clear when they are acting on behalf of Boise and when they are acting on their own behalf.

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  No employee, associate, officer, or director will be required to take public positions on behalf of the company that are repugnant or fundamentally unacceptable to him or her on a personal level.

Fair Dealing

        We will deal fairly with customers, suppliers, competitors, and employees.

Waivers and Violations

        Each associate, employee, officer, and director is responsible for knowing and complying with this Code of Ethics. If any of us violate the Code of Ethics, we are subject to discipline, including termination.

        Situations may arise from time to time that justify a formal waiver of a provision of this Code of Ethics for an individual. These issues will generally be addressed by the individual's supervisor and the General Counsel. If the individual involved is an executive officer or director, a waiver may be granted only by the Audit Committee of the Board of Directors. Any such waiver granted by the Audit Committee will be promptly disclosed on Boise's Internet site.

        We will investigate all reports of suspected violations of our Code of Ethics. All associates, employees, officers, and directors are expected to cooperate fully with any investigation. If a violation is verified, we will correct the violation and take appropriate action to prevent it from happening again.

Reporting

        If employees or associates suspect a violation, they are asked to report it to their supervisors, to the Legal Department, to the Internal Audit Department, or for EEO and harassment issues, to the Manager, EEO. Boise also maintains a toll-free confidential phone line which is available for reporting suspected violations by employees and associates. No one is required to give their name when using the toll-free confidential phone line. Callers may request that an issue relating to accounting, internal accounting or controls, or auditing be reported directly to the Audit Committee of the Board of Directors. We will maintain procedures that assure that any such report is provided to the Audit Committee along with the results of our investigation. No action will be taken or tolerated against an employee or associate who, in good faith, reports a suspected violation of our Code of Ethics.

Additional Help and Information

        Questions about the company's Code of Ethics should be directed to the Legal Department at 208-384-7460.

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  Exhibit 14
BOISE'S CODE OF ETHICS